Exhibit 12.1

Navigant International, Inc.

Computation of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	For the Nine Months Ended	For the Years Ended
	9/28/2003	12/29/02	12/30/01	12/31/00	12/26/99	12/27/98
Earnings:
Pre-tax income before adjustment for minority interest in coslidated subsidiaries	21,679	30,356	2,813	23,278	23,373	6,430
Fixed Charges:
Interest expense and amortization of debt issuance costs on all indebtedness	11,005	17,141	16,248	13,070	5,929	2,070
33% of rental expense deemed a reasonable factor (1)	3,772	4,931	4,158	2,958	2,289	1,859

Total Fixed Charges	14,777	22,072	20,406	16,028	8,218	3,929
Pre-tax income before adjustment for minority interest in consolidated subsidiaries plus fixed charges	36,456	52,428	23,219	39,306	31,591	10,359

Ratio of earnings to fixed charges	2.47	2.38	1.14	2.45	3.84	2.64

(1)	We believe this represents a reasonable approximation of the interest factor attributable to leases of rental property.